Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Ronald O. Mueller Direct: +1 202.955.8671 Fax: +1 202.530.9569 RMueller@gibsondunn.com

March 30, 2015

Christina Chalk

Senior Special Counsel

Office of Merger and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Wynn Resorts, Limited

DEFC14A filed March 16, 2015

Response letter dated March 23, 2015

File No. 0-50028

Ladies and Gentlemen:

On behalf of our client, Wynn Resorts, Limited (the “Company”), set forth below are responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2015, with respect to the above-referenced filing (the “Definitive Proxy Statement”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Capitalized terms used but not defined in this letter have the meaning defined in the Definitive Proxy Statement. All references to page numbers in these responses are to the pages of the Definitive Proxy Statement.

To address the Staff’s comments, on March 30, 2015, the Company filed revised definitive proxy materials on Form DEFR14A (the “Revised Disclosure”) that revise and restate, in its entirety, the section labeled “Additional Information Regarding The Election of Directors” beginning on page 5 of the Definitive Proxy Statement.

Definitive Proxy Statement filed March 16, 2015 - Additional Information Regarding the Election of Directors

1.	We reissue comment 1 in our letter dated March 19, 2015. Please revise your proxy statement to describe what changed between 2012 when the Company re-nominated Ms. Wynn as a director despite her pending litigation, and February 2015 when it declined to do so. Revise to describe why the concerns outlined on page 6 of the Company’s definitive proxy statement exist now but did not exist or were overcome by Ms. Wynn’s assurances in 2012.

Beijing  —  Brussels  —  Century City  —  Dallas  —  Denver  —  Dubai  —  Hong Kong  —  London  —  Los Angeles  —  Munich

New York  —  Orange County  —  Palo Alto  —  Paris  —  San Francisco  —  São Paulo  —  Singapore  —  Washington, D.C.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 30, 2015

RESPONSE:

The Revised Disclosure elaborates on the disclosures in the Definitive Proxy Statement regarding the Corporate Governance Committee’s concerns and discussions when it determined to recommend that the Board re-nominate Ms. Wynn in 2012, and provides additional discussion of the independent directors’ concerns described on page 6 of the Definitive Proxy Statement in order to elaborate on what changed between the situation in 2012 and the situation in 2015.

2.	We reissue comment 11 in our letter dated March 13, 2015 and comment 2 in our letter dated March 19, 2015. Include the explanation you have provided in your March 23, 2015 response letter in revised proxy materials. Your amended disclosure should clarify that the ability to control rating action on its Senior Notes is not impacted by Ms. Wynn’s litigation; rather, if Ms. Wynn is successful in her cross claim and the rating on the Senior Notes changes, the Company may become obligated to repurchase its debt.

RESPONSE:

The Revised Disclosure sets forth the clarifying language that was provided in our March 23, 2015 response to the Staff’s comments, including clarifying that the Company’s inability to control rating actions on its Senior Notes is not impacted by Ms. Wynn’s litigation.

3.	Refer to comment 10 in our comment letter dated March 13, 2015 and comment 3 in our letter dated March 19, 2015. Revise the proxy statement to include the disclosure provided in your March 23, 2015 response regarding why you believe Ms. Wynn is not independent under NASDAQ listing standards, and fully describing the Board’s role in such determination of independence or lack thereof.

RESPONSE:

The Revised Disclosure sets forth the information provided in our March 23, 2015 response to the Staff’s comments regarding the basis for the Company’s statements that Ms. Wynn is not independent under NASDAQ Listing Standards and the Board’s role in determining the independence of the Company’s directors. The portions of our March 23, 2015 response setting forth, by way of example, interpretive material issued by NASDAQ were supplemental information for the Staff’s reference and therefore have not been included in the Revised Disclosure.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 30, 2015

Acknowledgement

We hereby inform you on behalf of the Company that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (202) 955-8671 if you have any questions or would like any additional information.

Sincerely,

Ronald O. Mueller

ROM/kp

cc: Kimmarie Sinatra, Wynn Resorts, Limited